CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

November 9, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File Number: 001-33635

Dear Mr. Rosenberg:

We are responding to the Staff’s letter dated October 26, 2010 (the “Comment Letter”), relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business. page 2

1.	Please provide draft disclosure for future filings that expands your disclosure in your Business section to include a description of the material terms of your license or transfer agreements with each of Schering AG Group, New York University, Yale University, Regents of the University of California and the University of Michigan. Such description should include the products to which each agreement relates, annual license fees, milestone payments made to date and payable in the future, royalty rates, term and termination provisions. Please also identify the first filing in which you will include this draft disclosure.

Response:

We operate a business model as a portfolio company with a broad range of technologies. Our business is to try to identify technologies that, alone or in combination with other technologies, can be advanced as products or sold to third parties. However, we have yet to fully commercialize a product based on any of the license agreements. Accordingly, we respectfully submit that discussions of existing license agreements have little value, unless or until they are associated with a viable product candidate. We address the portfolio aspects of our model and plans in our business section, we refer to material IP and licensing arrangements under “Intellectual Property” and further in our Notes to the Consolidated Financial Statements under “Commitments and Contingencies,” and we address other matters related to our IP rights under our discussion of risks related to our intellectual property assets. While these have been addressed in several different sections, we have also redrafted a section entitled “Licensing and Intellectual Property” (copy attached) to bring these concepts together and to cross-reference the related sections where appropriate, which we would include in our upcoming annual report on 10-K for the year ending December 31, 2010:

“Our overall business strategy is principally focused on the acquisition and development of a portfolio of product opportunities and is designed to create multiple opportunities for success while avoiding reliance on any single technology platform or product type. We also generally plan to consider various corporate development transactions designed to place our product candidates into larger organizations or with partners having existing commercialization, sales and marketing resources. Such transactions could involve the sale, partnering or other monetization of particular product opportunities or businesses.

We have entered into certain collaborative and licensing arrangements in connection with our acquisitions. Information related to our purchase of technology from the Schering AG Group (now part of Bayer AG) and related university licensors is provided below under our Notes to Consolidated Financial Statements, Note 8—Commitments and Contingencies.

We expect to continue evaluations of the safety, efficacy and possible commercialization of our product candidates and technologies as they advance in development. On the basis of such evaluations, we may alter our current research and development programs, clinical studies, partnering or other development or commercialization activities. Accordingly, we may elect to amend or cancel, from time to time, one or more of our arrangements with third parties, subject to any applicable accrued liabilities and fees. Alternatively, the other parties to such arrangements may, in certain circumstances, be entitled to terminate the arrangements. Further, the amounts payable under certain of our arrangements may depend on the number of products or indications for which any particular technology licensed under such arrangement is used by us. Thus, any statement of potential fees payable by us under each agreement is subject to a high degree of potential variation from the amounts indicated.

Our business strategy includes the establishment of research collaborations to support and supplement our discovery, pre-clinical and clinical research and development phases of the product commercialization cycle, as well as the implementation of long-term strategic partnerships with one or more commercialization partners to support clinical trials and product commercialization activities, including product manufacturing, marketing and distribution.

We or our licensors typically file and prosecute patent applications related to various technologies under license or development, or seek to protect some technologies in other ways such as through the maintenance of trade secrets. However, our product candidates are based on complex and rapidly evolving technologies, and none of our biologic product candidates have completed clinical development. There are also a number of additional uncertainties affecting our ability to materially rely on any of our intellectual property rights as described below under Risks Related to Our Intellectual Property and Potential Litigation. There can be no assurance that our intellectual property assets will be sufficient to protect our commercialization opportunities, nor that our planned commercialization activities will not infringe any intellectual property rights held or developed by third parties.”

Intellectual Property, page 9

2.	Please provide draft disclosure for future filings that expands your disclosure to identify each of your material owned or licensed patents, the products to which each relates and the duration of such patents, Please also identify the first filing in which you will include this draft disclosure.

Response:

We operate as a portfolio company advancing a range of technologies and product candidates to the point at which portions of the portfolio might attract an acquiror or other partner for further commercialization. However, none of our biologics is yet finalized and approved for commercialization, and because of the corresponding uncertainties related to intellectual property coverage for complex areas such as gene therapy, we do not believe it is appropriate to induce investors to place special reliance on particular patents or patent applications that may or may not cover potential future products. As we successfully commercialize products based on patents in its portfolio, we believe that a description of the underlying patent and its duration would be appropriate. However, none of our product candidates meet this threshold at this time.

Notes_Condensed Consolidated Financial Statements

Note 6. Derivative Liabilities, page 51

3.	Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. The Black-Scholes model does not take into account the warrants’ down-round protection, It appears to us that the price adjustment feature would add value to the warrant for which the binomial or lattice models are better suited.

Response:

In response to the Staff’s Comments we have determined that it would be more appropriate to use a Binominal pricing model for those warrants that contain purchase price anti-dilution protection, thereby allowing our pricing model to reflect all substantive characteristics of the warrant. We intend to use this pricing model for warrants with “down round” protection, commencing with our annual report for the period ended December 31, 2010.

In preparing our response, we reevaluated the carrying amounts of our warrants that contain anti-dilution price protection as of December 31, 2009. After considering a range of possible scenarios, we determined that the effects of any difference between the Black Scholes pricing model that we used and the Binomial pricing model that we will use in future periods would have been quantitatively and qualitatively insignificant to our consolidated financial statements. Using the most conservative assumptions and exercise scenarios possible, the maximum possible difference to the change in derivative liability that we recorded in our results of operations for the year ended December 31, 2009, would have been to reduce the $1,118,000 charge that we recorded by approximately $405,000 to a charge of approximately $713,000. This difference represents approximately 2.5% of the $16,000,000 loss from continuing operations for the year ended December 31, 2009, which we believe is immaterial.

4.	You have recorded some of your warrants as liabilities pursuant to ASC 815-10 due to price protection features that require derivative treatment, Some of those price protection features have expired or no longer contain price protection features and you have reclassified those warrants as equity, Some of your warrants, however, including those you have reclassified as equity were issued in connection with registered unit offerings in 2008 and 2010. Unless the terms of these warrants allow you, at your option, to settle them in unregistered shares or the terms of these warrants otherwise require the warrant holder to settle them in unregistered shares if the shares are not registered, you must settle the warrants by issuing registered shares and, therefore, liability classification would appear to be required, Please confirm that warrants for registered unit offerings that you classify as equity do not meet the requirement to be classified as a liability, and provide us the specific warrant agreement terms that allow you to settle in unregistered shares or that require the warrant holder to settle in unregistered shares.

Response:

The warrants sold in our 2008 unit offering and 2010 unit offering were each sold under a universal shelf registration statement. There was no registration rights agreement in connection with either offering and there was no requirement for the warrants to be settled with registered shares. Rather the terms of the agreements provided the holder of a warrant with the right to exercise on a cashless basis if no registration statement was in effect at the time of exercise. Therefore, settlement in registered shares are not required and liability classification is not required.

Section 4.1 of the Securities Purchase Agreement for the 2008 unit offering provides:

4.1 Warrant Shares. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if the Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale or resale of the Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant Shares effective during the term of the Warrants. Upon a cashless exercise of a Warrant, the holding period for purposes of Rule 144 shall tack back to the original date of issuance of such Warrant.

Section 7 of the Warrant Agreement from the 2010 unit offering provides:

Section 7. Exercise of Warrants; Exercise Price; Expiration Date.

(a) The Warrants shall be exercisable commencing upon six months from their date of issuance (the “Initial Exercise Date”). The Warrants shall cease to be exercisable and shall terminate and become void, and all rights thereunder and under this Agreement shall cease, at or prior to the Close of Business on the date that is the fifth anniversary of the Initial Exercise Date (the “Expiration Date”). Subject to the foregoing and to Section 8(b) below, the Holder of a Warrant may exercise the Warrant in whole or in part upon surrender of the Warrant Certificate, if required, with the executed Exercise Notice and payment of the Exercise Price, which may be made, at the option of the holder, in cash in United States dollars or by certified or official bank check, to the Warrant Agent at the principal office of the Warrant Agent in Canton, Massachusetts or to the office of one of its agents as may be designated by the Warrant Agent from time to time. In the case of the Holder of a Book-Entry Warrant Certificate, the Holder shall deliver the executed Exercise Notice and the payment of the Exercise Price as described herein. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder without a restrictive legend and all of the Warrant Shares are not then registered for resale by Holder into the market at market prices from time to time on an effective registration statement for use on a continuous basis (or the prospectus contained therein is not available for use), then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Business Day immediately preceding the date on which Holder elects to exercise this Warrant by means of a “cashless exercise,” as set forth in the applicable Exercise Notice;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

Upon receipt of an Exercise Notice for a cashless exercise, the Warrant Agent will promptly deliver a copy of the Exercise Notice to the Company to confirm the number of Warrant Shares issuable in connection with the cashless exercise. The Company shall calculate and transmit to the Warrant Agent, and the Warrant Agent shall have no obligation under this section to calculate, the number of Warrant Shares issuable in connection with the cashless exercise.

* * * * * * * * * *

We hope that the foregoing adequately addresses each the Staff’s comments and concerns. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by

•	the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments letter. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Tyler M. Dylan-Hyde
Tyler M. Dylan-Hyde
Chief Business Officer

cc: James A. Mercer, III, Esq.